SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registry (NIRE): 29.3.0001633-1

São Paulo, August 31, 2018 – Suzano Papel e Celulose S.A. (“Suzano” or “Company”), complementing the Material Fact notices published (i) on February 5, 2018, announcing the execution by and between Duratex S.A. (“Duratex”) of the Commitment to Purchase and Sell Rural Properties, Purchase Option and Other Covenants, with Suspensive Clause (“Agreement”), and (ii) on July 2, 2018, announcing the exercise of the option to purchase approximately twenty thousand (20,000) hectares of rural properties and five million, six hundred thousand cubic meters (5,600,000 m³) of forests, for R$749.4 million, adjusted in accordance with the Agreement, hereby announces to its shareholders and the general market that, on the date hereof, it concluded the acquisition of the aforementioned rural areas and forests that are the subject matters of such purchase option.

The Investor Relations team remains available for any further clarifications by telephone at 55 11 3503-9330 or by e-mail at ri@suzano.com.br.

São Paulo, August 31, 2018.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer